UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 16 (MM/DD/YY) AND ENDING 12 / 31 / 16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHA Select Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Congress, #303

(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel McDermott 508-786-0480

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel C. McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHA Select Network, as of January, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOSHUA H. SLOVIN
Notary Public
Massachusetts
Commission Expires May 27, 2022

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHA Select Network, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2016

BHA SELECT NETWORK, LLC

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of BHA Select Network, LLC:

We have audited the accompanying statement of financial condition of BHA Select Network, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHA Select Network LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 31, 2017

BHA SELECT NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS

Cash and cash equivalents	$	21,894
Prepaid expenses		343
TOTAL ASSETS	$	22,237

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	6,542
Accrued payroll		3,188
TOTAL LIABILITIES		9,730

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY		12,507
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	22,237

BHA SELECT NETWORK, LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2016

REVENUES

Fee revenue	$	282,495
Other revenue		3
TOTAL REVENUES		282,498

EXPENSES

Salaries and related	198,769
Occupancy	8,611
Office and related	23,740
Professional fees	31,103
Regulatory expenses	37,888
TOTAL EXPENSES	300,111

Net loss	$	(17,613)

BHA SELECT NETWORK
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2016

MEMBER'S EQUITY, BEGINNING OF PERIOD	$	60,620
Member's contributions		37,500
Equity distributions		(68,000)
Net loss		(17,613)
MEMBER'S EQUITY, END OF PERIOD	$	12,507

BHA SELECT NETWORK, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,613)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	3,620
Fee revenue receivable	12,126
Deferred revenue	(10,000)
Accounts payable	(7,373)
Accrued payroll	(866)
NET CASH USED BY OPERATING ACTIVITIES	(20,106)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	37,500
Member's distributions	(68,000)
NET CASH USED BY FINANCING ACTIVITIES	(30,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(50,606)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	72,500
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 21,894

Note 1 - Organization

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for Broker-Dealer Status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company is wholly-owned by Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Boston, Massachusetts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has two revenue streams. Consulting service revenue is recognized when earned, which generally coincides with the launch of fundraising activities by the alternative investment fund manager. Consulting services received in advance of being earned are included in deferred revenue. Consulting services earned but subject to deferred payment terms are not recorded until such amounts are billable under contract.

Note 2 - Summary of Significant Accounting Policies (concluded)

Based on historical experience, the Company defers a portion of the consulting service revenue beyond the date of the launch of the fundraising activities for any additional consulting services to be delivered through the end of the contract period.

The Company also recognizes "success fee" revenue associated with the efforts of the licensed broker-dealer employees of the Company to raise capital on behalf of alternative investment fund managers. Success fees are recorded as revenue when they are determinable based on the terms in each agreement.

Fee revenue receivable represents amounts earned but not yet received. There were no fees earned but not received December 31, 2016.

There was no deferred revenue at December 31, 2016.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass–through entity, are required to be evaluated to determine whether the tax positions are "more likely-than-not" of beings sustained by the applicable tax authorities. There were no uncertain tax positions.

Rent Expense

Rent expense is recorded as a portion of an expense sharing agreement based on a straight-line basis over the term of the lease.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2016, three customers provided 40%, 26% and 24% of the total revenues.

Note 4 - Related Party Transactions

The Company is a wholly-owned subsidiary and shares some operating expenses with the Parent based on an expense sharing agreement dated July 1, 2015.

Note 5- Commitments

The Parent is obligated under a lease agreement for office space expiring December 31, 2018. The future rent commitment as part of an expense sharing agreement under this arrangement is as follows:

Year Ending December 31:

2017	8,140
2018	8,394
	$ 16,534

Total rent expense for the year ended December 31, 2016 was $8,207.

BHA SELECT NETWORK, LLC

Note 6 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $12,164 which is $7,164 greater than the minimum net capital required at that date.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was 0.8:1.

The Company was in compliance with capital requirements throughout the period January 1, 2016 through December 31, 2016.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC, since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

BHA SELECT NETWORK, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total Member's Equity	$	12,507
DEDUCTIONS AND/OR CHANGES		
Non-Allowable Assets		(343)
NET CAPITAL		12,164
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000, if higher)		5,000
EXCESS NET CAPITAL	$	7,164
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	9,730
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.80

No material differences exist between the above net capital and the computation included in the Company's corresponding unaudited FOCUS report, as amended, on Form X-17A-5, Part IIA filed as of December 31, 2016.



Report of Independent Registered Public Accounting Firm

To the Member of BHA Select Network, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) BHA Select Network, LLC (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
January 31, 2017



BHA

BHA Select Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).
- The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Daniel McDermott, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________



Manager

BHA Select Network, LLC

1/31/2017

230 Congress St Suite 303 Boston MA 02110 | Tel: +1 (508) 786-0480 | Fax: +1 (508) 786-0487